

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2022

Dara Allbright
Chief Executive Officer
Worthy Property Bonds, Inc.
11175 Cicero Dr., Suite 100
Alpharetta, GA 30022

   Re: Worthy Property Bonds, Inc.
     Amendment No. 6 to Offering Statement on Form 1-A
     Filed August 9, 2022
     File No. 024-11563

Dear Ms. Allbright:

  We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 5, 2022 letter.

Amended Offering Statement on Form 1-A

Risk Factors, page 9

1. Refer to your response to comment 1. Please add a separately-captioned risk factor describing any material risks related to the fact that you are unable to conduct the offering in Florida. As part of this risk factor, discuss the specific potential consequences to both you and investors if, despite the changes that you have made to the company and this offering, Florida regulators take the position that the offering does not comply with Florida issuer-dealer registration laws.

  You may contact Michael Henderson at (202) 551-3364 or Hugh West at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Tonya K. Aldave at (202) 551-3601 or John Dana Brown at (202) 551-3859 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance

cc: Clint J. Gage, Esq.